SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            CyberGuard Corporation
                              (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   231910100
                                 (CUSIP Number)

                              Karen G. Fink, Esq.
                 Vice President, General Counsel and Secretary
                        Concurrent Computer Corporation
                         2101 West Cypress Creek Road
                        Fort Lauderdale, Florida 33309
                               (954) 974-1700
          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                    Copy toL

                             Eric L. Cochran, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                 (212) 735-3000

                            August  21, 1996
         (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


          CUSIP No. 231910100

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                Concurrent Computer Corporation
                I.R.S. Identification No. 04-2735766
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)[  ]
            (b)[  ]
          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                  [  ]
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER
                  591,678

          8.   SHARED VOTING POWER
                   0

          9.   SOLE DISPOSITIVE POWER
                  591,678

          10.  SHARED DISPOSITIVE POWER
                   0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    591,678

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                             [  ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.6%

          14.  TYPE OF REPORTING PERSON
                        CO



               This Amendment No. 1 to Schedule 13D amends a
          Schedule 13D previously filed on July 8, 1996 with respect to shares of common stock (the "CyberGuard Common Stock") of CyberGuard Corporation, a Florida corporation (the "Issuer"), owned by Concurrent Computer Corporation ("Concurrent"), a Delaware corporation. Changes from the initial Schedule 13D are set forth in Rows 7, 9, 11 and 13 of the cover page and in Item 5. These changes reflect the sale of 91,500 shares of CyberGuard Common Stock by Concurrent from August 5, 1996 through August 27, 1996, as set forth on Annex A, which sales surpassed one percent of the shares of CyberGuard Common Stock outstanding as of July 29, 1996 upon the consummation of the sale of of 2,000 shares of CyberGuard Common Stock on August 21, 1996 (see Annex A hereto).

          Item 5.  Interest in Securities of the Issuer.

          (a)-(c) From August 5, 1996 through August 27, 1996, Concurrent sold 91,500 shares of Cyberguard Common Stock. As a result of these sales, as of the date of this filing, Concurrent had sole voting and dispositive power with respect to 591,678 shares of CyberGuard Common Stock. This amount represents 8.6% of the shares outstanding as of July 29, 1996.

                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: August 28, 1996

                              Concurrent Computer Corporation

                             By: /s/Karen G. Fink
                                 Karen G. Fink
                                 Vice President, General Counsel
                                   and Secretary



          ANNEX A
          SALES OF CYBERGUARD COMMON STOCK
          BY CONCURRENT COMPUTER CORPORATION

          TRADE DATE          QUANTITY            SALE PRICE
          08/05/96            5000                10
          08/08/96            3000                10 1/8
          08/08/96            6000                10 1/4
          08/08/96            1500                10 1/4
          08/12/96            6000                10
          08/13/96            6000                10
          08/14/96            2000                10 1/2
          08/14/96            2000                10
          08/14/96            2000                10 1/4
          08/14/96            2000                11 1/4
          08/14/96            2000                10 3/4
          08/15/96            2000                10 1/2
          08/15/96            2000                11
          08/15/96            2000                10 1/2
          08/16/96            2000                11 1/2
          08/16/96            2000                11 1/8
          08/16/96            4000                11 1/8
          08/16/96            2000                10 5/8
          08/16/96            2000                10 7/8
          08/19/96            1500                11 1/2
          08/19/96            8000                11 1/8
          08/20/96            2000                11
          08/21/96            2000                11
          08/22/96            6000                11 1/4
          08/22/96            2000                11
          08/22/96            2000                11 3/8
          08/23/96            6000                11
          08/26/96            6000                11
          08/27/96             500                10 3/4


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: August 28, 1996

                              Concurrent Computer Corporation

                             By:
                                 Karen G. Fink
                                 Vice President, General Counsel
                                   and Secretary